UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-35077

WINTRUST FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
(Exact Name of Registrant as Specified in Its Charter)

9700 West Higgins Road, 8th Floor
Rosemont, Illinois 60018
(847) 939-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
727 N. Bank Lane
Lake Forest, Illinois 60045
(Former name or former address, if changed since last year)
Plan Interests Under the
Wintrust Financial Corporation Retirement Savings Plan
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None*

*
The Wintrust Financial Corporation Retirement Savings Plan (the “Plan”) has terminated the option to invest in shares of Common Stock, no par value (“Common Stock”), of Wintrust Financial Corporation under the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wintrust Financial Corporation Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Wintrust Financial Corporation Retirement Savings Plan

Date: June 28, 2013	By:	/s/ David A. Dykstra
Administrative Fiduciary